Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of Pacira BioSciences, Inc., a Delaware corporation:

Jurisdiction of Incorporation
Pacira Pharmaceuticals, Inc.	California
Pacira CryoTech, Inc.	Delaware
Pacira Pharmaceuticals International, Inc.	Delaware
Pacira Limited	United Kingdom
Pacira Ireland Limited	Ireland
Pacira Canada, Inc.	Canada